SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

HighCape Capital Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42984L204

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42984L204	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON PN

(1) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON PN

(2) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,000 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,000 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON PN

(3) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,000 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,000 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%
14	TYPE OF REPORTING PERSON IN

(4) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 42984L204	6 of 9 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Partners, L.P. (“Deerfield Partners”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), with respect to the Class A common stock (the “Class A Common Stock”) of HighCape Capital Acquisition Corp. (the “Company”), as amended by Amendment No. 1 thereto (as previously amended, the “Schedule 13D”).

Item 2.	Identity and Background.

Items 2(b) and 2(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(b)	The address of the principal business and/or principal office of each Reporting Person is 345 Park Avenue South, 12th Floor, New York, New York 10010.

(b)	Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment manager, of Deerfield Partners. Deerfield Partners purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On June 10, 2021, Deerfield Partners purchased the 400,000 Deerfield PIPE Shares immediately prior to the closing of the BC Transactions at a price of $10.00 per share, for aggregate gross proceeds of $4,000,000. Deerfield Partners utilized available cash assets to acquire the Deerfield PIPE Shares.

Additionally, as a result of the consummation of the BC Transactions, warrants held by Deerfield Partners that entitle the holder thereof to purchase an aggregate of 333,333 shares of Class A common stock, will become exercisable on September 9, 2021.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

As previously announced by the issuer, on June 10, 2021, the Issuer consummated the BC Transactions pursuant to the terms of the Business Combination Agreement as well as the PIPE Transactions. As previously disclosed in the Schedule 13D, the purpose of Deerfield Partners’ purchase of the Deerfield PIPE Shares was to provide capital to the Company (together with funds in the Company’s trust account not subject to redemptions) in connection with the BC Transactions.

CUSIP No. 42984L204	7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

(1)      Deerfield Mgmt

Number of shares: 1,400,000 (comprised of shares held by Deerfield Partners)

Percentage of shares: 1.69%*

(2)      Deerfield Management

Number of shares: 1,400,000 (comprised of shares held by Deerfield Partners)

Percentage of shares: 1.69%*

(3)      Deerfield Partners

Number of shares: 1,400,000

Percentage of shares: 1.69%*

(4)      Flynn

Number of shares: 1,400,000 (comprised of shares held by Deerfield Partners)

Percentage of shares: 1.69%*

*Reflects 82,660,175 shares of Class A common stock outstanding as of June 10, 2021, based on information provided by the Issuer.

(b)

(1)      Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,400,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,400,000

(2)      Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,400,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,400,000

CUSIP No. 42984L204	8 of 9 Pages

(3)      Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,400,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,400,000

(4)      Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,400,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,400,000

Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment manager, of Deerfield Partners.

(e) On June 10, 2021, the Reporting Persons ceased to beneficially own more than five percent of the Class A Common Stock.

CUSIP No. 42984L204	9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2021

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 345 Park Avenue South, 12th Floor, New York, New York 10010.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 345 Park Avenue South, 12th Floor, New York, New York 10010.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 345 Park Avenue South, 12th Floor, New York, New York 10010.